ScienceCast Impact Statement

ScienceCast enables Open Science. Wikipedia defines Open Science as a movement to make scientific research (including publications, data, physical samples, and software) and its dissemination accessible to all levels of society, amateur or professional, no matter their condition. Open Science marks a positive paradigm shift over prior methods of sharing knowledge data.

ScienceCast Offers Next Generation Research

Paywalls erected by publishers have historically limited access to research. According to the White House Office of Science & Technology ("**OST**"), these barriers have impeded more diverse and inclusive contributions to scientific discovery. ScienceCast's innovative software tools enable open science and fosters a more equitable and inclusive researcher community. As noted by the OST, "when research is [free to access] to the public, it can improve lives, provide policymakers with important evidence with which to make critical decisions, accelerate the rates of discovery and translation, and drive more equitable outcomes across every sector of society."[1]

Improving Open Access to Scientific Data and Discovery through ScienceCast

ScienceCast improves access to scientific data researchers freely contribute. ScienceCast provides innovative customized AI software tools that pulls data from the open science ecosystem. Using ScienceCast, any researcher, regardless of financial status, disability or other handicap can access 24/7, free research by voice, video and text. ScienceCast is not built on locking down copyright on the research of authors, and erecting paywall barriers to accessing it, so it can earn outsized profits. ScienceCast and its partners will not charge researchers to access research data. Rather, ScienceCast will charge the researcher to use the premium software tools ScienceCast created to provide the researcher with more advanced and optional features. Such charges will fund further software development which we believe can only accelerate discovery on a continuous basis.

ScienceCast Enables Open Science Which Benefits Us All

Open science using ScienceCast's AI software will enable us to develop new technologies, solve practical problems, and make informed decisions in a variety of areas. Extensive study has concluded the following.[2] First, open science can accelerate progress by making research more efficient. When scientific results are made openly available in digital form, they enable faster, deeper, and broader dissemination of the results to other researchers. Second, open science enables researchers from all over the world to ask and address entirely new sorts of questions. Economists have studied the knowledge production process at a

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[1] https://www.whitehouse.gov/wp-content/uploads/2022/08/08-2022-OSTP-Public-access-Memo.pdf

[2] https://undsci.berkeley.edu/understanding-science-101/how-science-works/benefits-of-science/#:~:text=Scientific%20knowledge%20allows%20us%20to,may%20lead%20to%20new%20applications.)

broad level and largely concluded that open science promotes knowledge discovery and better science. Economists have also studied the returns to open science in the context of publications and patents. Accessible publications promote open science whereas intellectual property rights assigned by patents exchange public disclosure of an invention for the right of the inventor to exclusively exploit the invention for a limited time. Researchers have examined whether there is a trade-off between patenting inventions and publishing results, and found that these research activities are complements instead of substitutes.

The Organization for Economic Co-operation and Development, an international organization that works to build better policies for better lives, concluded that online access to research content, whose access is not restricted by paywalls, reduces search costs and likely increases citations. Open access to scientific data can improve lives, lead to more informed decisions for our society, accelerate rates of discovery, and drive more equitable outcomes across our society.[3] The internet was founded on the principle that access to crowdsourced knowledge share and discourse should be free and available to all, but we need to provide software tools that facilitate review of crowdsourced data. These tools are ever evolving and require investment.

ScienceCast's Business Traction and Further Context, While Pursuing Societal Impact

ScienceCast's website and its tools, which integrate to our open science collaborators, suggest that we are making a difference. Currently, ScienceCast is getting approximately 5000 page views per every 7-day period, of which 3000 are coming from users typing in our URL directly to access our website or by referral from our open science collaborators. We interpret this traffic as market validation that our AI software tools are becoming an important part of the workflow of researchers. In addition, we have had "viral moments" with the release of groundbreaking research, which is explained by video demonstration, with page views studying the research amounting to over 1,000,000 views from researchers located all over the world over a two (2) day period. Our collaborators, being arxiv.org, bioRxiv.org and medRxiv.org, which have been in existence much longer than our website which launched in the Summer of 2022, experience approximately, 400,000 visitors every hour. Their content is free to access.

We believe our rapid adoption validates that we are building, and have built, software tools that leverage off the open science ecosystem to foster scientific discovery and encourage scientists to better share knowledge, while breaking down historic barriers which have impeded more diverse and inclusive contributions to scientific discovery. The digitization of research data and the proliferation of computing devices to access this data has offered opportunities, and we strive to make an impact by offering AI tools to the researcher so the researcher can access this research.

ScienceCast's Additional Impact Commitments

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[3]

https://www.ncbi.nlm.nih.gov/books/NBK525412/#:~:text=First%2C%20open%20science%20can%20accelerate,the%20results%20to%20other%20researchers

ScienceCast's management intends to recommend to its shareholders that ScienceCast contribute 5% of its profits to non-profit enterprises serving the open science movement. These non-profit enterprises have been supporters of ScienceCast since its inception. If we are to succeed, we will need to do it together. We believe that just as these enterprises have been willing to collaborate with us, we need to contribute to them. We believe investment in open science is not only a major policy goal, but also necessary for our success.

We are currently aligned with the World Science Festival whose mission is to create a general public informed by science, inspired by its wonder, convinced of its value, and prepared to engage with its implications for the future. Our biggest collaborators are non-profit enterprises such as Cornell University, which operates arXiv.org, and Cold Spring Harbor Laboratory, which operates bioRxiv.org and medRxiv.org. We seek to further their mission, while at the same time recognizing that software development requires investment and that we must find a way to make such investment self-sustaining and its resulting fruits ever-green.

In the future, ScienceCast will continue to evaluate additional opportunities to pursue impact in the open science movement. We intend to update shareholders as these additional initiatives are explored and pursued.

Attestation of Impact Statements:

ScienceCast attests that the positive impact pursuits content within this Impact Statement document is true and accurate to the best of its knowledge. ScienceCast further attests that accurate information and support for this Impact Statement document has been provided, while also not withholding any information that conflicts with any of the statements included in this document.

ScienceCast is eligible to raise investment funds on The Impact Crowd by satisfying predetermined Impact Criteria defined by The Impact Crowd, including the pursuit of social impact in the following categories:

1. Educational improvements
2. Intention to donate a percentage of profit to non-profit organizations that support its open science ecosystem

Signature: *Andrew L. Jiranek*

Printed Name and Title: Andrew L. Jiranek, President

Date: November 30, 2023